October 1, 2021

VIA EDGAR

Ms. Lisa N. Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dynamic Alternatives Fund
Registration Statement on Form N-2
File Nos. 333-255144 and 811-23652

Dear Ms. Larkin:

On behalf of the Dynamic Alternatives Fund (the “Fund”), this letter responds to verbal comments received from you on Wednesday, September 1, 2021, regarding Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed by the Fund on August 17, 2021 (the “Registration Statement”). Accompanying this letter is Pre-Effective Amendment No. 3 to the Fund’s Registration Statement, filed pursuant to Rule 472 of the Securities Act of 1933, as amended (the “1933 Act”). Your comments and the Fund’s responses are set forth below. Capitalized terms used in this response letter but not defined herein have the same meaning as in the Registration Statement.

Prospectus

Page 12 - Summary

1.	Comment: The SEC is not comfortable with the following language: “Investors who are not ‘accredited investors’ and whose purchase is directed by the Adviser acting in a fiduciary capacity are subject to the following investment limitation at the time of purchase: no more than 15% of the investor’s total assets in the investor’s separately managed accounts on a combined basis at the Adviser may be invested in the Fund (collectively referred to as “Eligible Investors”).” The SEC has not previously permitted the waiver of “accredited investor” status under the circumstances described above; waiver has only been permitted for certain “knowledgeable employees” of the investment adviser. Please remove this language.

Response: The requested change has been made.

Page 32 – General Risks

2.	Comment: Please revise the third sentence of the “Concentration of Investments” risk factor to include the following language: “and the Fund therefore will consider the investments of the underlying Portfolio Funds when determining its own compliance with its concentration policies.”

Response: The requested change has been made.

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If you have any questions regarding these responses, please contact the undersigned at (608) 284-2226.

Very truly yours, GODFREY & KAHN, S.C. /s/ Pamela M. Krill Pamela M. Krill

cc: Working Group

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